







RPM

STANDING STRONG

2024 SUMMARY ANNUAL REPORT

To the Associates, Customers and Shareholders of RPM:



Throughout RPM's 77-year history, we have experienced many economic cycles. Throughout every peak and trough, and at all times in between, the strength and dedication of our associates have never wavered. This was once again demonstrated in 2024, as our associates thrived in the face of multiple market headwinds to deliver growth and make significant progress toward our MAP (Margin Achievement Plan) 2025 goals. In fiscal year 2024, like the prior seven decades, we continued **Standing Strong**.

Driven by our ability to capture growth in a mixed economic environment and the execution of our MAP 2025 initiatives, our associates generated annual records in revenue, adjusted EBIT and cash flow from operations, with cash flow far exceeding any previous year. Importantly, the improvements we are making through MAP 2025 are structural and sustainable, which allow us to build on our prior successes and generate long-term value.

Standing Strong not only captures the spirit of our associates, but also the performance of our products and services. Our offerings extend asset life and enable more resilient and sustainable buildings. These benefits are becoming increasingly important to our customers and end users as they look to prevent risk from extreme weather events, invest in restoration and maintenance to extend asset life, and reduce energy consumption.

In addition, **Standing Strong** aligns with our core values of Transparency, Trust and Respect and our multiyear commitments to sustainability goals. We are **Building a Better World** by investing in our people and communities and improving our processes to make them more efficient. You can learn more about our recent successes and progress toward our sustainability goals by visiting sustainability.rpminc.com.

As we look ahead, the end of fiscal 2025 will mark the official conclusion of our MAP 2025 initiative; however, the progress we are making will not end there. Our efforts will continue and will make us a stronger organization, no matter where we are in an economic cycle. A year from now, we will be able to report that we are still **Standing Strong**, after another year of profitable growth, despite continuing economic volatility and geopolitical uncertainty.

Thank you to our associates, who embody our core values and deliver for our customers every day. Thank you to our customers; you are the reason we exist and we value our partnership. Thank you to our shareholders; we value your support and consistently work to reward you for the trust you have placed in us.

Frank C. Sullivan

Frank C. Sullivan
Chair & Chief Executive Officer
August 22, 2024

Contents

2024 Highlights

- Achieved record annual revenue (+1.1% vs. 2023) and record adjusted EBIT (+11.9% vs. 2023), including 10 consecutive quarters of record adjusted EBIT, despite challenging market conditions

- Increased cash flow from operating activities by $545 million to a record $1.12 billion

- Raised our cash dividend by nearly 10%, our 50th consecutive annual cash dividend increase, and returned $287 million to shareholders through dividends and repurchases

- Reduced debt by $557 million

- Generated over $160 million of run-rate benefits from MAP-related initiatives

- Opened the RPM Innovation Center of Excellence, RPM's first shared R&D resource

- Published our 2023 sustainability report, which documents the progress we are making toward our 2025 sustainability goals

Board Farewell

As we reflect on the past year, we would like to honor two respected members of our Board of Directors, Kirkland B. Andrews and John M. Ballbach, who are stepping down after six years of dedicated service. Both joined our board in the summer of 2018, bringing with them a wealth of experience and expertise that has been instrumental in shaping RPM's strategic direction.

Kirk Andrews has been a valuable asset to our board, leveraging his deep knowledge of capital markets and financial disciplines to support RPM's strategies. His insights have contributed to optimizing our capital structure and enhancing shareholder value. Kirk has recently embarked on an exciting new chapter in his career, assuming the role of Senior Vice President and CFO at Consolidated Edison. This new role has presented additional time commitments and conflicts, leading to the decision to step down from our board.

John Ballbach's extensive career experience, including decades of rising leadership roles in the coatings industry, his highly successful tenure as CEO of VWR International and his involvement in numerous private equity firms, has provided invaluable guidance to our board. His strategic vision, industry insights and guidance on areas of commercial and operational excellence have been


Kirkland B. Andrews


John M. Ballbach

pivotal in navigating RPM through various market challenges and opportunities. John's decision to not stand for re-election in October is driven by current personal and professional commitments that demand his time and attention.

We are grateful for the dedication, wisdom and leadership that both Kirk and John have brought to RPM over the past six years. During this time, RPM's market capitalization rose from $6.6 billion to $15 billion. This is a testament to their role with RPM's board and leadership team in driving greater operating efficiency and positioning RPM for an exciting future.

Forward-Looking Statements

This Annual Report includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors, which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include, but are not limited to, those detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Form 10-K for the year ended May 31, 2024, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date hereof.

FINANCIAL HIGHLIGHTS

In fiscal year 2024, we generated annual records in revenue, adjusted EBIT and cash flow from operations, with cash flow far exceeding any previous year. These milestones reflect our associates' dedication to capturing growth and executing our MAP 2025 initiatives.



SALES
($ in billions)

'20	'21	'22	'23	'24
5.51	6.11	6.71	7.26	7.34



CONSOLIDATED NET INCOME
($ in millions)

'20	'21	'22	'23	'24
304.4	502.6	491.5	478.7	588.4



ADJUSTED DILUTED EPS

'20	'21	'22	'23	'24
3.07	4.16	3.66	4.30	4.94



ADJUSTED EBIT
($ in millions)

'20	'21	'22	'23	'24
620.3	784.6	708.4	841.6	941.6



ADJUSTED EBIT MARGIN
(in percent)

'20	'21	'22	'23	'24
11.3	12.8	10.6	11.6	12.8



CASH FLOW FROM OPERATING ACTIVITIES
($ in millions)

'20	'21	'22	'23	'24
549.9	766.2	178.7	577.1	1,122.3

STANDING STRONG



RPM associates participating in the October 2023 Better Conversations Every Day Leadership Development Class.

Financial Footnote
Adjusted EBIT excludes restructuring charges and other items not indicative of ongoing operations of $80.8 million, $83.0 million, $6.1 million, $75.2 million and $121.3 million in Fiscal 2024, Fiscal 2023, Fiscal 2022, Fiscal 2021 and Fiscal 2020, respectively. Adjusted diluted EPS excludes per share restructuring charges and other items not indicative of ongoing operations of $0.38, $0.58, ($0.13), $0.29 and $0.73 in Fiscal 2024, Fiscal 2023, Fiscal 2022, Fiscal 2021 and Fiscal 2020, respectively. EBIT, adjusted EBIT and adjusted diluted EPS are non-GAAP financial measures. See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

COMPANY OVERVIEW

Since the company's founding in 1947, RPM has grown to become a $7.34 billion multinational leader in specialty coatings, sealants, building materials and related services. Headquartered in Medina, Ohio, RPM operates across four reportable segments: Construction Products Group, Performance Coatings Group, Consumer Group and Specialty Products Group.



■ **NYSE: RPM**

■ **17,200**
Associates Worldwide

■ **119**
Manufacturing Facilities

■ **$7.34 billion**
Net Sales

■ **$588.4 million**
Net Income Attributable to RPM International Inc. Shareholders

■ **$4.56**
Diluted Earnings Per Share

■ **50**
Consecutive Years of Increased Cash Dividends

REVENUE BY REGION



$5.7 billion
North America

$323 million
Latin America

$104 million
Africa/Middle East/ Other

$1.0 billion
Europe

$170 million
Asia/Pacific

OUR SEGMENTS STAND STRONG TOGETHER

CONSTRUCTION PRODUCTS GROUP

37% *of net sales*

The Construction Products Group's (CPG) performance was strong in fiscal year 2024 with sales increasing 7.7% to a record $2.7 billion and adjusted EBIT growing 25.7% to a record $403.2 million, aided by MAP 2025 initiatives. Our OneTremco strategy, which provides customers with comprehensive systems for their buildings, continued to build momentum and was a key driver of the record results. We also benefited from our turnkey roofing system model, our ability to make both new and existing buildings more resilient and energy efficient, and a strong position to serve infrastructure projects. These positive trends are expected to continue in the upcoming year.

Paul Hoogenboom
President, Construction Products Group

SALES
($ in millions)
2,509
2,702
+7.7%
'23
'24
ADJUSTED EBIT
($ in millions)
321
403
+25.7%
'23
'24
ADJUSTED EBIT MARGIN
12.8%
14.9%
+210 bps
'23
'24

LEADING BRANDS

TREMCO, Dryvit, Nudura, EUCLID CHEMICAL, illbruck

CONSUMER GROUP

33% *of net sales*

Fiscal year 2024 marked a year of consistent margin improvements that resulted in adjusted EBIT increasing 10.0% to a record $400.7 million, despite challenging DIY end markets that caused revenues to decline. The improved profitability was driven by the successful implementation of MAP 2025 margin improvement initiatives and the introduction of new products. The Consumer Group also made significant progress reducing working capital needs, which contributed to RPM's strong cash flow by improving collaboration among our sales, operations and planning teams. We look forward to continuing our progress on MAP 2025 and are confident that the benefits of our hard work in this area will be even more evident once end markets recover.

Bill Spaulding
President, Consumer Group

SALES
($ in millions)
2,515
2,458
-2.3%
'23
'24
ADJUSTED EBIT
($ in millions)
364
401
+10.0%
'23
'24
ADJUSTED EBIT MARGIN
14.5%
16.3%
+180 bps
'23
'24











LEADING BRANDS

RUST-OLEUM, DAP, Varathane, GATOR, ZINSSER

RPM maintains a deliberate strategic balance among our four operating segments. This diversification helps us to deliver more consistent performance throughout various economic cycles, with strength in some segments offsetting weakness in others. Together, our operating segments, along with our focus on repair and maintenance applications, help RPM **Stand Strong**.

PERFORMANCE COATINGS GROUP

20%
of net sales

The Performance Coatings Group (PCG) achieved a third consecutive year of record sales growth with sales increasing 2.0% to $1.5 billion and adjusted EBIT growing 16.1% to $215.5 million. Our flooring systems were a key contributor to growth, due in part to their ability to serve reshoring projects. Businesses in emerging markets performed strongly as they were united under a new management structure, which better positioned them to serve growing demand for infrastructure and manufacturing construction projects around the world. MAP 2025 also played a significant role in the segment's performance this year, and we look forward to building on this momentum in fiscal year 2025.

Dave Dennsteadt
President, Performance Coatings Group



SALES ($ in millions)	ADJUSTED EBIT ($ in millions)	ADJUSTED EBIT MARGIN
1,434 / 1,462	186 / 216	12.9% / 14.7%
+2.0%	+16.1%	+180 bps
'23 / '24	'23 / '24	'23 / '24

LEADING BRANDS





SPECIALTY PRODUCTS GROUP

10%
of net sales

The challenges that emerged in the second half of fiscal year 2023 continued in 2024 for the Specialty Products Group (SPG) as end markets across most of our businesses remained under pressure. Throughout the year, we focused on improving our efficiency, led by MAP 2025 initiatives, which have helped us navigate this downturn and will help us expand profitability once volumes recover. We also continued to invest in several growth initiatives across our businesses and are optimistic about their long-term prospects. One example is the RPM Innovation Center of Excellence, which opened in fiscal 2024 and allows companies within each of our segments to connect and collaborate in a shared facility on research and product development.

Ronnie Holman
President, Specialty Products Group



SALES ($ in millions)	ADJUSTED EBIT ($ in millions)	ADJUSTED EBIT MARGIN
799 / 712	93 / 58	11.6% / 8.1%
-10.9%	-38.0%	-350 bps
'23 / '24	'23 / '24	'23 / '24

LEADING BRANDS



BUILT ON A
STRONG FOUNDATION

As any building – whether a house, school or cathedral – needs a solid foundation upon which to be built, so must a successful company have strong tenets from which to grow.

Since 1947, RPM has operated with a dedication to the people who make our company successful: our associates, customers and shareholders. Our culture, and everything built on it, honors that dedication. The foundation we have established and the key values and commitments we continue to live every day reinforce the notion that RPM is **Standing Strong**.

The true ethos of our culture is *The Value of 168®*, our corporate philosophy that has been inherent for decades and signifies our enduring commitment to conduct business with honesty and integrity on behalf of our people.

The building blocks of our foundation also help us form strategies for growth, sustainability and a better future. The evolution of our MAP operational improvement initiative, which began in 2018 as the Margin Acceleration Plan and underwent a second iteration as our current Margin Achievement Plan, as well as our work on **Building a Better World**, challenges us to keep looking forward and building on our prior accomplishments.

With commitments to our core values of Transparency, Trust and Respect, we reflect on our history, as well as our performance in fiscal year 2024, with pride.

A DIVERSIFIED MIX SUPPORTS OUR RESILIENCE

RPM maintains a strategic balance among our company's four segments. This diversified business model across consumer and industrial markets helps our company navigate challenges that our individual businesses may experience and deliver more consistent performance. In addition, RPM's products and services are focused on repair and maintenance applications, which tend to be more stable through economic cycles than new construction.



CPG: 37%
PCG: 20%
NET SALES BY SEGMENT
SPG: 10%
Consumer: 33%

A COLLECTIVE COMMITMENT TO MAP 2025

With one year left in MAP 2025, dedication to our operating improvement initiatives has yielded strong results. Collectively, these initiatives create greater collaboration and enable data-driven decision making as we build a more efficient and agile RPM.

> *The Value of 168* serves as a reminder that a person is born with two important gifts: *life* and *time to do something with it*.



The RPM Challenge Coin – a token of gratitude and recognition given to associates – includes elements that are central to our company culture.

TRACK RECORD OF PROVEN PERFORMANCE

We stood strong through several economic cycles over the years – and each time, we have found a way to assess, adjust and grow. Our strong financial performance reflects our ability to consistently grow sales, expand margin and improve cash flow in a mixed economic environment. We continued to deliver record results in fiscal year 2024, achieving several new milestones:

- Record annual revenue of $7.34 billion

- Record annual adjusted EBIT of $941.6 million, including 10 consecutive quarters of record adjusted EBIT

- Record annual cash flow from operating activities of $1.12 billion

In addition, we have a strong track record of delivering industry-leading returns for our shareholders. In fiscal year 2024, we increased our dividend by nearly 10% – marking our 50th annual cash dividend increase or, as we like to call it, "dividend gold." To put this into perspective, if you invested $1,000 in RPM stock on August 31, 1973, and reinvested dividends for the past 50 years, the total value of that investment (excluding taxes) as of May 31, 2024, would be over $1.3 million. This compares to a total value of $0.2 million for a $1,000 initial investment in the S&P 500® over the same period with dividends reinvested and taxes excluded.[1]

> **We returned $286.9 million to shareholders through cash dividends and share repurchases in 2024 – a direct reflection of the value of our company and the commitments we live by every day.**



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN[2]
Among RPM International Inc., the S&P 500 Index and a Peer Group



COMPARISON OF 10-YEAR CUMULATIVE TOTAL RETURN[2]
Among RPM International Inc., the S&P 500 Index and a Peer Group

[1] Source: Bloomberg Finance L.P.
S&P 500® is a trademark of S&P Global, Inc. or its affiliates

[2] The graphs above compare the cumulative five- and 10-year total return provided to shareholders on RPM International Inc.'s common stock relative to the cumulative total returns of the S&P 500 Index and customized peer group. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in RPM common stock, the peer group and the index on 5/31/2014 and 5/31/2019 and their relative performance is tracked through 5/31/2024. Peer group companies include: AkzoNobel N.V., Axalta Coating Systems Ltd., Carlisle Companies Inc., H.B. Fuller Company, Masco Corporation, PPG Industries, Inc., The Sherwin-Williams Company and Sika AG.



Euclid Chemical products at work, creating a high-performance concrete floor with exceptional durability and strength.

STANDING BEHIND
OUR PRODUCTS AND PEOPLE

When Hurricane Michael tore through Mexico Beach, Florida, most homes throughout the community were destroyed – however, a home that was built with Nudura products remained strong and intact.

The home that was left standing after the hurricane, named Sand Palace, was built in accordance with strict building codes and the intent to withstand even the strongest hurricane-force winds. A crucial component of Sand Palace's construction: Nudura insulated concrete forms (ICFs). Although five years have passed since Hurricane Michael, this story continues to serve as powerful evidence that our products keep buildings **Standing Strong**.



Sand Palace in Mexico Beach, Florida, stood strong after Hurricane Michael destroyed many of the surrounding homes in the community.



Our new RPM Innovation Center of Excellence in Greensboro, North Carolina, is designed to accelerate innovation and increase collaboration across the company.

OUR DRIVE TO INNOVATE

Innovation is a crucial aspect of our culture and is led by our associates, who embrace an entrepreneurial spirit and strive to create industry-leading products. Driven by market demand and the needs of our customers, we constantly seek ways to improve our products, expand our offerings and add to our portfolio.

Our products enhance the strength, resilience and aesthetics of buildings, homes, schools and hospitals. In alignment with our **Building a Better World** strategy, our products make structures better and advance customers' sustainability goals.

We design products that:

- Enable energy-efficient buildings
- Extend asset life
- Withstand the effects of weather events
- Contain bio-based or recycled materials

SUPPORT FOR WHAT STRENGTHENS US

Our values and commitments start with the people who RPM's founder, Frank C. Sullivan, considered his original customers: his associates. We honor our associates by maintaining a culture built on Transparency, Trust and Respect. Further, our efforts to keep The Value of 168 at the center of every day strengthens our dedication to providing a work environment that is safe, supportive and rewarding.

Our associates are the "why" – the driving force behind work we are trying to do. We place trust in our associates and demonstrate that we value them by providing opportunities for learning and development and making RPM a great place to work by offering competitive pay and benefits packages (including both a defined pension plan and a 401(k) with company match) that support our associates' health and wellbeing, including mental health.



Sustainable HVAC restoration coatings and services increase the useful lifespan of aging equipment with less downtime and significant capital avoidance for the customer than new replacement.

The work of our associates extends to our support for our customers. We maintain partnerships characterized by mutual trust and respect, as well as transparency about our business, products and operations. We **Stand Strong** behind our product quality and reputation and look to grow our business in accordance with our customers' needs.

Our WTI Pure Air HVAC restoration business provides customers with the ability to maintain and restore their HVAC systems at a fraction of the cost of buying new. We stand behind our work and provide our customers with a five-year warranty, which is longer than industry norms for new HVAC equipment.

RPM brands are industry leaders across multiple markets and provide a differentiated value proposition to our customers. We use a unique "supply and apply" strategy for products like Tremco roofing and Stonhard flooring system, where we provide the materials and install the products. This approach enables us to take full accountability for these products and stand behind the quality of what we deliver.

Finally, through our **Building a Better World** initiative, we strive to drive our sustainability goals globally across Our Products, Our People and Our Processes.

Nudura ICFs: Trusted to Keep Buildings That Matter Standing Strong



Industry-leading Nudura ICFs are a proven superior alternative to traditional building methods and materials, like wood. Buildings constructed with Nudura ICFs require minimal maintenance and are energy efficient and disaster resilient. This is why builders trust the brand for structures that keep owners and occupants safe and comfortable – including recent projects like Jefferson Elementary School in Bowling Green, Kentucky (which also serves as the community's tornado shelter), Aspire Trade High School in Charlotte, North Carolina, and Cottonwood Village, a single-family home subdivision in Powell, Wyoming. Choosing Nudura ICFs gives builders access to the most user-friendly, leak-free wall assembly on the market, including additional product lines like Prebuck window/door bucks and parapet caps, Tremco sealants and waterproofing, and Dryvit exterior finish systems – all tested for compatibility and performance and covered under one warranty.



BUILDING MOMENTUM
FOR A STRONG FUTURE

Building on our solid foundation, we are confident that RPM is positioned for continued success and will be Standing Strong in the years ahead.

Our MAP program has fundamentally changed how we operate. Our first set of MAP initiatives, implemented in 2018, focused on margin



acceleration and what RPM needed in order to grow at scale. When those goals were met, we discussed how to best continue this progress – leading us to design MAP 2025, which centers on margin achievement. This latest iteration of MAP aims to amplify the strengths of our growth-oriented, entrepreneurial culture while leveraging the success of previous MAP initiatives and continuing to transform RPM into a more collaborative, data-driven and efficient company.

We have made solid progress on these initiatives, which has resulted in structural improvements to both our margin profile and our ability to generate cash flow. These changes will help us deliver more consistent performance in challenging times, and our progress will be even more evident as our end markets recover.

In addition, MAP has fostered greater collaboration across our businesses and among our associates. For example, our Tremco CPG group won our Connections Creating Value Award for partnering with Rust-Oleum

and DAP to expand Tremco CPG products in home improvement retailers. We expect that collaborative efforts like this will continue to accelerate, thereby leveraging the strength of all RPM companies to create greater value for our organization and our stakeholders.

Importantly, the evolution of our MAP initiatives is reflective of the power of RPM to leverage scale across the company in ways we have not done before, continuing to deliver efficiency and greater levels of profitability. As we enter the final year of MAP 2025, we fully expect to continue building on our progress, which will not stop with the official end of MAP 2025.

> Aligned with MAP 2025, our 2025 environmental goals are supported by MS-168, our center-led approach to operational oversight and management. These goals focus on achieving operational excellence through reductions in our natural resource consumption, including combined Scope 1 and Scope 2 emissions, waste to landfill and energy consumption, as well as the identification of and investment in water conservation systems.

Rust-Oleum Employs Real-Time Data for Profitability

D3 (data-driven decision making) includes RPM's digital transformation journey, and is being rolled out across our businesses. One example of how D3 can benefit our business is found at Rust-Oleum. With more than 14,000 SKUs across its product lines, Rust-Oleum uses data to retrieve true profitability in real time. This monitoring allows the company to see SKU-specific rate of sale data and better manage the product portfolio optimization process.

Continued digital transformation is the future of our company, and as Frank C. Sullivan, our Chair and CEO, recently shared, "Get on the D3 train, or get left behind."



INVESTING IN GROWTH

As we build momentum for the future, it is imperative that we continue to make strategic investments through economic cycles that leverage our entrepreneurial culture to accelerate organic growth. This growth is what will enable us to fully realize the benefits of the MAP initiatives we put in place.

Examples of our investments this year include new facilities in India and Malaysia that serve multiple RPM companies, increasing R&D spending through the establishment of our Innovation Center of Excellence and improving our data-driven decision-making capabilities. We are also expanding our technical sales force and incentivizing the sale of higher-margin offerings. In addition, we continue to launch new products that are helping RPM win market share and create value for customers. One example is DAP Wall & Cavity foam, which allows users to spray energy-saving and fire-resistant insulation from a single canister, rather than the traditional two-canister method.


DAP
WALL & CAVITY
FOAM

We also continue to evaluate potential acquisitions to enhance our portfolio. What our founder believed about hiring the right people, in essence, also applies to acquiring the right companies – and we are proud of the brands we have added to our company over the years. We take a disciplined approach to all transactions and carefully measure each opportunity against our established criteria. With multiples above historic averages, M&A activity in fiscal 2024 was below historic levels for RPM; however, we successfully completed several acquisitions, including the wall system fabrication segment of NOW Specialties, LLC last fall. We are excited about the value this addition brings to Tremco's building envelope system offerings.

Acquisition Strengthens Tremco CPG's Value Proposition to Customers

The acquisition of the wall system fabrication segment of NOW Specialties adds Metalite metal panels to the Tremco CPG panelized façade system offering. Customers who want a metal panel façade now have access to a fully compatible, connected building envelope through Tremco CPG.

A growing segment within the construction industry, panelized wall systems are manufactured offsite, and then installed at the building location – offering customers improved efficiency and quality, as well as shorter construction times compared with traditional methods.

This acquisition aligns with the Tremco CPG core value proposition of delivering systems that are easy to build and maintain, virtually impervious to the elements and customizable to provide nearly any desired aesthetic.

LOOKING AHEAD WITH CONFIDENCE

The past six years of our MAP initiatives have made us a more efficient and collaborative organization, while maintaining our entrepreneurial culture. Sustaining greatness and ensuring that RPM continues to **Stand Strong** take a shared vision, unwavering belief and relentless persistence.

We are confident that our company will endure and thrive no matter what challenges lie ahead. Embedded in our culture are the elements that are critical to our growth and success – strong foundational values, and the persistence and drive to be better every day.

This is the power of RPM – and this is how we will continue

STANDING STRONG





Pictured left to right:
William B. Summers, Jr., Kirkland B. Andrews, Bruce A. Carbonari, Jenniffer D. Deckard, Frank C. Sullivan, John M. Ballbach, Frederick R. Nance, Salvatore D. Fazzolari, Elizabeth F. Whited, Robert A. Livingston, Ellen M. Pawlikowski

Board of Directors

Kirkland B. Andrews[1]
Senior Vice President & Chief Financial Officer,
Consolidated Edison, Inc. and Consolidated Edison
Company of New York, Inc.

John M. Ballbach[3]
Former Chairman & Chief Executive Officer,
VWR International, LLC

Bruce A. Carbonari (Lead Director)[3,4]
Retired Chairman & Chief Executive Officer,
Fortune Brands, Inc.

Jenniffer D. Deckard[1]
Chief Finance & Administrative Officer,
The Sisters of Notre Dame of the United States

Salvatore D. Fazzolari[1*,4]
Former Chairman, President & Chief Executive Officer,
Harsco Corporation

Robert A. Livingston[2*,4]
Retired President & Chief Executive Officer,
Dover Corporation

Frederick R. Nance[3*,4]
Executive Group Member and Global DEI Counsel,
Squire Patton Boggs (U.S.), LLP

Ellen M. Pawlikowski[3]
General (retired) of the United States Air Force

Frank C. Sullivan[4*]
Chair & Chief Executive Officer,
RPM International Inc.

William B. Summers, Jr.[2]
Retired Chairman & Chief Executive Officer,
McDonald Investments Inc.

Elizabeth F. Whited[2]
President,
Union Pacific Corporation

Officers

Frank C. Sullivan
Chair & Chief Executive Officer

Edward W. Moore
Senior Vice President, General Counsel &
Chief Compliance Officer

Russell L. Gordon
Vice President & Chief Financial Officer

Janeen B. Kastner
Vice President – Corporate Benefits & Risk Management

Timothy R. Kinser
Vice President – Operations

Lee A. Bowers
Vice President – Environmental, Health & Safety

Scott D. Copeland
Vice President – Commercial Excellence

Tracy D. Crandall
Vice President – Compliance & Sustainability,
Associate General Counsel

Paul R. Darwin
Vice President – Procurement

Bryan R. Gillette
Vice President – Internal Audit & Chief Audit Executive

John F. Kramer
Vice President – Corporate Development

Michael J. Laroche
Vice President, Controller & Chief Accounting Officer

Randell McShepard
Vice President – Public Affairs & Chief Talent Officer

Andrew G. Polanco
Vice President – Manufacturing

Mark T. Rankin
Vice President – Global Systems

Matthew T. Ratajczak
Vice President – Global Tax & Treasurer

Matthew E. Schlarb
Vice President – Investor Relations & Sustainability

Thomas C. Sullivan, Jr.
Vice President – Corporate Development

BOARD COMMITTEES   [1] *Audit Committee*   [2] *Compensation Committee*   [3] *Corporate Governance & Nominating Committee*
[4] *Executive Committee*   * *Denotes Chair of Committee*

Shareholder Information

World Headquarters
RPM International Inc.
2628 Pearl Road, Medina, OH 44256
Phone: 330-273-5090 or 800-776-4488
Website: www.rpminc.com
Email: info@rpminc.com

Annual Shareholders' Meeting
RPM will hold its annual meeting of shareholders virtually on Thursday, October 3, 2024 at 1:30 PM Eastern. Details are available on RPM's website at www.rpminc.com.

Form 10-K & Other Financial Information
Investors may obtain, at no charge, a copy of the RPM Annual Report on Form 10-K and other investor information by contacting RPM's Vice President – Investor Relations & Sustainability at 800-776-4488. The Form 10-K, other public financial reports and news releases may also be obtained electronically through the RPM website.

Corporate Governance
Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Committee Charters and RPM's Governance Documents, are available on RPM's website at www.rpminc.com, under About RPM/Governance Documents. Copies of these materials are also available, without charge, upon written request to RPM at 2628 Pearl Road, Medina, Ohio, 44256.

Institutional Investor & Security Analyst Inquiries
Security analysts and investment professionals with questions regarding RPM should contact Matt Schlarb, Vice President – Investor Relations & Sustainability, at 330-273-5090 or mschlarb@rpminc.com.

Dividend Payments
Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the last business day of January, April, July and October.

Stock Transfer Agent, Registrar & Dividend Disbursing Agent
Equiniti Trust Company, LLC (EQ), formerly known as American Stock Transfer & Trust Company, or AST, is our stock transfer and dividend disbursing agent. EQ maintains RPM's shareholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Equiniti Trust Company, LLC
55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660
Email: helpAST@equiniti.com
Phone: 800-988-5238 or 718-921-8124 (outside of U.S.)
Website: www.equiniti.com/us/ast-access/

Internet Account Access
Shareholders of record may access their accounts via the internet to view account holdings, change address, complete certain transactions and get answers to other stock-related inquiries through EQ's website at www.equiniti.com/us/ast-access/.

Direct Stock Purchase & Dividend Reinvestment Plan
RPM offers a direct stock purchase and dividend reinvestment plan administered by EQ. The plan allows new investors to purchase RPM common stock directly and existing shareholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing dividend reinvestment accounts, please contact EQ.

Sustainability Report
RPM's sustainability summary can be downloaded at sustainability.rpminc.com. You can also email sustainability@rpminc.com to learn more.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Cleveland, Ohio

Legal Counsel
Calfee, Halter & Griswold LLP, Cleveland, Ohio

Stock Exchange Listing
RPM International Inc. is listed on the New York Stock Exchange with the ticker RPM.

Trademarks Appearing in This Annual Report
AD FIRE PROTECTION SYSTEMS™ • ALEX® • AMT. COMPOSITES™ • API™ • ARNETTE POLYMERS, LLC® • BISON INNOVATIVE PRODUCTS® • CARBOLINE® • D DUDICK® • DAP® • DAYGLO® • DRI-EAZ® • DRYDEX® • DRYVIT® • DYNAFLEX® • EPOPLEX® • EUCLID CHEMICAL™ • EUCO® • FIBERGRATE STRUCTURES™ • FIBREGRID® • FINISHWORKS® • FLOWCRETE® • FPT INFRASTRUCTURE® • GATOR® • ILLBRUCK® • KEMTILE® • KIRKER® • KOPCOAT® • KEY RESIN COMPANY™ • KRUD KUTTER® • KWIK SEAL® • LEGEND BRANDS® • MATHYS® • MIRACLE SEALANTS™ • MM MODERN MASTERS® • MOHAWK® • MORRELLS® • MRT MODERN RECREATIONAL TECHNOLOGIES™ • NATURESEAL® • NUDURA® • NULLIFIRE® • PAINTER'S TOUCH® • PETTIT® • PLASITE® • PLASTIC WOOD™ • PREBUCK® • PRIME RESINS® • PROCHEM® • PROFILE FOOD INGREDIENTS® • PURE AIR™ • RADIANT™ • ROCKSOLID® • RUST-OLEUM® • RUST-OLEUM EPOXY SHIELD® • SPC SPECIALTY POLYMER COATINGS® • STONHARD® • STOPS RUST® • STRATHMORE® • T DRYVIT™ • T NEWBRICK™ • T NUDURA™ • T TREMCO™ • TCI WHERE YOUR WORLD MATTERS® • TESTORS® • THE VALUE OF 168® • TOR® • TOUCH 'N FOAM® • TREMCLAD® • TREMCO® • VALVTECT® • VANDEX® • VARATHANE® • VIAPOL® • WATCO® • WELDWOOD® • WTI™ • X-I-M® • ZINSSER®

Any marks appearing in this annual report that are not the trademarks of RPM International Inc. or its subsidiaries are the property of their respective owners.

CONSOLIDATED STATEMENTS OF INCOME

IN THOUSANDS, EXCEPT PER SHARE DATA

(Unaudited)

	Year Ended	
	May 31, 2024	May 31, 2023
Net Sales	$ 7,335,277	$ 7,256,414
Cost of Sales	4,320,688	4,508,370
Gross Profit	3,014,589	2,748,044
Selling, General & Administrative Expenses	2,113,585	1,956,040
Restructuring Expense	30,008	15,465
Goodwill Impairment	-	36,745
Interest Expense	117,969	119,015
Investment (Income), Net	(44,974)	(9,748)
(Gain) on Sales of Assets and Business, Net	-	(28,632)
Other Expense, Net	10,164	9,777
Income Before Income Taxes	787,837	649,382
Provision for Income Taxes	198,395	169,651
Net Income	589,442	479,731
Less: Net Income Attributable to Noncontrolling Interests	1,045	1,040
Net Income Attributable to RPM International Inc. Stockholders	$ 588,397	$ 478,691
Earnings per share of common stock attributable to RPM International Inc. Stockholders:		
Basic	$ 4.58	$ 3.74
Diluted	$ 4.56	$ 3.72
Average shares of common stock outstanding – basic	127,767	127,507
Average shares of common stock outstanding – diluted	128,340	128,816

Note: See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

CONSOLIDATED
BALANCE SHEETS

IN THOUSANDS

(Unaudited)

	May 31, 2024	May 31, 2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 237,379	$ 215,787
Trade accounts receivable	1,468,208	1,552,522
Allowance for doubtful accounts	(48,763)	(49,482)
Net trade accounts receivable	1,419,445	1,503,040
Inventories	956,465	1,135,496
Prepaid expenses and other current assets	282,059	329,845
Total current assets	2,895,348	3,184,168
Property, Plant and Equipment, at Cost	2,515,847	2,332,916
Allowance for depreciation	(1,184,784)	(1,093,440)
Property, plant and equipment, net	1,331,063	1,239,476
Other Assets		
Goodwill	1,308,911	1,293,588
Other intangible assets, net of amortization	512,972	554,991
Operating lease right-of-use assets	331,555	329,582
Deferred income taxes	33,522	15,470
Other	173,172	164,729
Total other assets	2,360,132	2,358,360
Total Assets	$ 6,586,543	$ 6,782,004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 649,650	$ 680,938
Current portion of long-term debt	136,213	178,588
Accrued compensation and benefits	297,249	257,328
Accrued losses	32,518	26,470
Other accrued liabilities	350,434	347,477
Total current liabilities	1,466,064	1,490,801
Long-Term Liabilities		
Long-term debt, less current maturities	1,990,935	2,505,221
Operating lease liabilities	281,281	285,524
Other long-term liabilities	214,816	267,111
Deferred income taxes	121,222	90,347
Total long-term liabilities	2,608,254	3,148,203
Total liabilities	4,074,318	4,639,004
Stockholders' Equity		
Preferred stock; none issued	-	-
Common stock (outstanding 128,629; 128,766)	1,286	1,288
Paid-in capital	1,150,751	1,124,825
Treasury stock, at cost	(864,502)	(784,463)
Accumulated other comprehensive (loss)	(537,290)	(604,935)
Retained earnings	2,760,639	2,404,125
Total RPM International Inc. stockholders' equity	2,510,884	2,140,840
Noncontrolling interest	1,341	2,160
Total equity	2,512,225	2,143,000
Total Liabilities and Stockholders' Equity	$ 6,586,543	$ 6,782,004

Note: See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IN THOUSANDS

(Unaudited)

	Year Ended	
	May 31, 2024	May 31, 2023
Cash Flows From Operating Activities:		
Net income	**$589,442**	**$479,731**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	171,251	154,949
Goodwill Impairment	-	36,745
Deferred income taxes	(5,638)	6,236
Stock-based compensation expense	25,925	28,673
Net (gain) loss on marketable securities	(19,914)	2,086
Net (gain) on sales of assets and businesses	(971)	(28,632)
Other	2,226	1,683
Changes in assets and liabilities, net of effect from purchases and sales of businesses:		
Decrease (increase) in receivables	82,895	(94,585)
Decrease in inventory	179,843	66,805
Decrease in prepaid expenses and other current and long-term assets	23,426	1,364
(Decrease) in accounts payable	(24,439)	(116,053)
Increase (decrease) in accrued compensation and benefits	39,891	(2,643)
Increase in accrued losses	5,958	2,231
Increase in other accrued liabilities	52,410	38,515
Cash Provided By Operating Activities	**1,122,305**	**577,105**
Cash Flows From Investing Activities:		
Capital expenditures	(213,970)	(254,435)
Acquisition of businesses, net of cash acquired	(15,549)	(47,542)
Purchase of marketable securities	(32,981)	(18,674)
Proceeds from sales of marketable securities	46,689	12,731
Proceeds from sales of assets and businesses	6,921	58,288
Other	2,450	(72)
Cash (Used For) Investing Activities	**(206,440)**	**(249,704)**
Cash Flows From Financing Activities:		
Additions to long-term and short-term debt	-	341,720
Reductions of long-term and short-term debt	(575,408)	(355,463)
Cash dividends	(231,883)	(213,912)
Repurchases of common stock	(54,978)	(50,000)
Shares of common stock returned for taxes	(24,548)	(17,047)
Payments of acquisition-related contingent consideration	(1,142)	(3,765)
Other	(2,075)	(2,689)
Cash (Used For) Financing Activities	**(890,034)**	**(301,156)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(4,239)**	**(12,130)**
Net Change in Cash and Cash Equivalents	**21,592**	**14,115**
Cash and Cash Equivalents at Beginning of Period	**215,787**	**201,672**
Cash and Cash Equivalents at End of Period	**$237,379**	**$215,787**

Note: See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

OUR FAMILY OF BRANDS

CONSTRUCTION PRODUCTS GROUP























TREMCO · Dryvit · Nudura · NewBrick · EUCLID CHEMICAL · illbruck

Flowcrete (for the world at your feet) · Nullifire · Vandex · Viapol · KRC Key Resin Company

PERFORMANCE COATINGS GROUP



























































































STONHARD · carboline (Coatings - Linings - Fireproofing) · Fibergrate Structures · PRIME RESINS · STRATHMORE · KEMTILE (Excellence in flooring) · RPM PLATFORM

API INFRASTRUCTURE · FIBREGRID · ARNETTE POLYMERS, LLC · Dudick (A Division of Carboline) · HUMMERVOLL INDUSTRIBELEGG · amt. COMPOSITES

BISON Innovative Products · PLASITE · api · SPC SPECIALTY POLYMER COATINGS · GRUPO PV · AD FIRE PROTECTION SYSTEMS · EPOPLEX

CONSUMER GROUP

RUST-OLEUM · DAP · Varathane · ZINSSER · RUST-OLEUM STOPS RUST · TESTORS

Kwik Seal · ALEX · GATOR · XIM · TOR · WATCO

TOUCH 'N FOAM PROFESSIONAL · DRYDEX DRY TIME INDICATOR · KRUD KUTTER · MATHYS Paints Waterproofing · MODERN MASTERS · Weldwood

MIRACLE SEALANTS · RUST-OLEUM PAINTER'S TOUCH · RUST-OLEUM ROCKSOLID · RUST-OLEUM EPOXYSHIELD · Plastic Wood · TREMCLAD · DYNAFLEX

SPECIALTY PRODUCTS GROUP





































LEGEND BRANDS · DayGlo · Mantrose-Haeuser Co., Inc. · RPM Industrial Coatings Group · profile food INGREDIENTS · KOPCOAT

TCI · FINISHWORKS · morrells · PROCHEM · PETTIT

MOHAWK · Radiant · DRIEAZ · kirker · NatureSeal · MRT MODERN RECREATIONAL TECHNOLOGIES · VALVTECT



RPM
LISTED
NYSE

RPM INTERNATIONAL INC.
2628 Pearl Road, Medina, Ohio 44256
330-273-5090 or 800-776-4488
www.rpminc.com | info@rpminc.com